Exhibit 99.1

SILVERCORP REPORTS MINERAL RESERVES AND RESOURCES AND EXTENDS LIFE OF MINE TO 2037 AT THE YING MINING DISTRICT

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Sept. 21, 2022 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report the results of an updated National Instrument ("NI") 43-101 Technical Report on Mineral Resources and Mineral Reserves for the Ying Property ("The Ying 2022 Technical Report") (Mineral Resources and Mineral Reserves effective December 31, 2021), prepared by AMC Mining Consultants (Canada) Ltd. ("AMC"). The Ying 2022 Technical Report covers all the mines in the Ying Property (also referenced as the "Ying Mining District") in Henan Province, China, namely the SGX, HZG, HPG, TLP, LME, LMW and DCG underground mines.

Six of the seven authors of the Ying 2022 Technical Report qualify as independent Qualified Persons ("QPs"). Three of the independent authors have visited the Ying Mining District (latest visit in July 2016), with a more recent planned visit postponed because of the COVID-19 pandemic. The non-independent author, Mr. Guoliang Ma of Silvercorp, has visited the Ying Mining District on numerous occasions, the most recent being June 24 to July 22, 2021. The QPs have examined all aspects of the project, including drill core, underground workings, processing plant and surface infrastructure. The Ying 2022 Technical Report will be made available for review on the SEDAR system and on the Company's website at www.silvercorpmetals.com within 45 days of this news release.

Based on Proven and Probable Mineral Reserves, annual production of silver is projected to average approximately 7.0 million ounces between fiscal 2023 and 2025, 8.0 million ounces between 2026 and 2029, 7.1 million ounces between 2030 and 2032, and 4.0 million ounces between 2033 and 2037, to have a life of mine (LOM) at 15 years. There is also the potential to extend the LOM beyond 2037 via further exploration and development, particularly in areas with identified Inferred Resources.

Summary of the Ying 2022 Technical Report

  Estimated Mineral Resources of 18.7 million tonnes (inclusive of Mineral Reserves) in the Measured and Indicated categories grading 242 grams per tonne (g/t) silver (Ag), 0.27 g/t gold (Au), 3.51% lead (Pb), and 1.03% zinc (Zn), containing 146 million ounces (oz) silver, 161 thousand oz gold, 657 thousand tonnes lead, and 193 thousand tonnes zinc.
  In comparison with the 2020 Technical Report (Mineral Resources as of December 31, 2019), Measured and Indicated Resource tonnes have decreased by 7%, and contained metal has increased by 64% for gold and decreased by 3% for silver, 10% for lead and 16% for zinc.
  Estimated Mineral Reserves of 12.3 million tonnes in the Proven and Probable categories grading 241 g/t silver, 0.26 g/t gold, 3.36% lead, and 1.03% zinc, containing 96 million oz silver, 105 thousand oz gold, 414 thousand tonnes lead, and 127 thousand tonnes zinc.
  In comparison with the 2020 Technical Report (Mineral Reserves as of December 31, 2019), there has been a 3% increase in total Proven and Probable Mineral Reserves. The changes in total contained metal for silver, gold, lead, and zinc are -3%, +110%, -9% and -24% respectively. These Mineral Reserves are on top of approximately 11 million ounces of silver produced between January 2020 and December 2021.
  In comparison with the 2020 Technical Report, Inferred Resource tonnes have decreased by 30%, and contained metal has decreased by 20% for gold, 23% for silver, 27% for lead and 20% for zinc.
  The Ying Mining District is reporting Mineral Reserves at the DCG mine for the first time. Also for the first time, the Ying Mining District as a whole is reporting over 100,000 ounces of gold Mineral Reserves.
  The results of the 2020-2021 underground drilling program at the Ying Mining District show that most of the major mineralized vein structures are still open at depth and laterally.
  Based on Proven and Probable Mineral Reserves only, an annual production rate increase is planned from the current level of around 650,000 tonnes per annum (tpa) to approximately 950,000 tpa by 2026, with that level being sustained through to 2032 and a full LOM to 2037. Annual production of silver is projected to be approximately 7.0 million ounces between fiscal 2023 and 2025, 8.0 million ounces between 2026 and 2029, 7.1 million ounces between 2030 and 2032, and 4.0 million ounces between 2033 and 2037. There is also the potential to extend the LOM beyond 2037 via further exploration and development, particularly in areas with identified Inferred Resources.

Mineral Resources:

The Mineral Resource estimates for the SGX, HPG, HZG, LMW, and DCG mines were carried out by Silvercorp and reviewed by independent Qualified Person, Rod Webster, MAIG of AMC, who takes responsibility for these estimates.

The Mineral Resource estimates for the TLP mine were carried out by Silvercorp and reviewed by independent Qualified Person, Simeon Robinson, P.Geo., MAIG of AMC, who takes responsibility for these estimates.

The Mineral Resource estimates for the LME mine were carried out by Silvercorp and reviewed by independent Qualified Person, Dr. Genoa Vartell, P.Geo. of AMC, who takes responsibility for these estimates.

The December 2021 Mineral Resources were estimated using a block modelling approach in Micromine. All grade estimation was completed using inverse distance squared.

Resource estimates were made for a total of 356 mineralized vein structures for the seven active mines in the Ying Mining District.

Additional geological sections in the Ying 2022 Technical Report were prepared by independent Qualified Persons Dr. Genoa Vartell, P.Geo. and Simeon Robinson, P.Geo., MAIG, both of AMC, who take responsibility for those sections.

The Mineral Resources are reported above cut-offs after applying a minimum practical extraction width of 0.4 m. Diluted grades were estimated for blocks with mineralization widths less than 0.4 m by adding a waste envelope with zero grade. Cut-off grades are based on in situ values in silver equivalent (AgEq) terms in grams per tonne and incorporate mining, trucking and processing costs, with metallurgical recoveries and payable values provided by Silvercorp for each mine and reviewed by the QPs. AgEq formulas by mine are shown in the footnotes of the table below.

The estimated Mineral Resources and metal content for the Ying Mining District as of December 31, 2021 are detailed in Table 1 below.

Table 1. Ying Mining District – Mineral Resources and metal content for silver, lead, zinc, and gold as of December 31, 2021 (Inclusive of Mineral Reserves)

MINE	Resource Category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)
SGX	Measured	3.51	0.05	290	5.56	2.75	5.48	32.81	195.38	96.62
SGX	Indicated	3.13	0.01	247	4.67	2.17	0.57	24.86	146.14	68.04
SGX	Measured + Indicated	6.64	0.03	270	5.14	2.48	6.05	57.66	341.52	164.66
SGX	Inferred	3.98	0.01	232	4.63	1.93	0.70	29.75	184.30	76.79
HZG	Measured	0.51	-	372	1.20	-	-	6.15	6.18	-
HZG	Indicated	0.51	-	358	0.91	-	-	5.91	4.68	-
HZG	Measured + Indicated	1.03	-	365	1.06	-	-	12.06	10.86	-
HZG	Inferred	0.55	-	326	0.83	-	-	5.75	4.55	-
HPG	Measured	0.77	1.37	94	3.87	1.40	33.91	2.31	29.73	10.72
HPG	Indicated	0.92	1.60	68	3.17	1.22	47.36	2.01	29.22	11.26
HPG	Measured + Indicated	1.69	1.50	80	3.49	1.30	81.27	4.32	58.95	21.98
HPG	Inferred	1.45	2.61	91	3.43	1.20	121.87	4.26	49.78	17.43
TLP	Measured	2.45	-	221	3.43	-	-	17.41	83.93	-
TLP	Indicated	2.01	-	189	3.08	-	-	12.16	61.84	-
TLP	Measured + Indicated	4.46	-	206	3.27	-	-	29.58	145.77	-
TLP	Inferred	3.76	-	180	2.86	-	-	21.78	107.46	-
LME	Measured	0.45	0.10	357	1.73	0.35	1.45	5.11	7.71	1.54
LME	Indicated	1.02	0.22	315	1.67	0.42	7.17	10.35	17.06	4.30
LME	Measured + Indicated	1.47	0.18	327	1.69	0.40	8.62	15.46	24.77	5.85
LME	Inferred	1.49	0.65	221	1.45	0.41	30.86	10.55	21.58	6.03
LMW	Measured	0.94	0.21	325	2.63	-	6.45	9.78	24.65	-
LMW	Indicated	2.16	0.36	232	2.04	-	24.84	16.12	43.91	-
LMW	Measured + Indicated	3.09	0.31	260	2.22	-	31.28	25.90	68.56	-
LMW	Inferred	1.51	0.07	235	2.36	-	3.63	11.39	35.52	-
DCG	Measured	0.15	2.57	75	1.19	0.30	12.67	0.37	1.82	0.46
DCG	Indicated	0.20	3.33	101	2.26	0.20	21.50	0.65	4.54	0.39
DCG	Measured + Indicated	0.35	3.00	90	1.80	0.24	34.17	1.02	6.36	0.85
DCG	Inferred	0.32	1.44	98	2.70	0.21	14.77	1.00	8.58	0.67
All Mines	Measured	8.78	0.21	262	3.98	1.25	59.96	73.94	349.40	109.34
All Mines	Indicated	9.95	0.32	225	3.09	0.84	101.44	72.06	307.39	83.99
All Mines	Measured + Indicated	18.73	0.27	242	3.51	1.03	161.40	146.01	656.79	193.34
All Mines	Inferred	13.05	0.41	201	3.15	0.77	171.83	84.46	411.77	100.92

Notes:
•	Measured and Indicated Mineral Resources are inclusive of Mineral Resources from which Mineral Reserves are estimated.
•	Metal prices: gold US$1450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Exchange rate: RMB 6.50 : US$1.00.
•	Mineral Resource reported 5 m below surface.
•	Veins factored to minimum extraction width of 0.4 m after estimation.
•	Cut-off grades: SGX 170 g/t AgEq; HZG 170 g/t AgEq; HPG 180 g/t AgEq; TLP 155 g/t AgEq; LME 180 g/t AgEq; LMW 160 g/t AgEq; DCG 155 g/t AgEq.
•	AgEq equivalent formulas by mine:
	-	SGX = Ag g/t+37.79*Pb%+20.76*Zn%
	-	HZG = Ag g/t+36.31*Pb%
	-	HPG = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%
	-	TLP = Ag g/t+36.65*Pb%
	-	LME = Ag g/t+35.84*Pb%+10.44*Zn%
	-	LMW = Ag g/t+36.88*Pb%
	-	DCG = Ag g/t+36.84*Pb%+24.73*Zn%
•	AgEq formulas used for significant gold bearing veins:
	-	SGX (Veins S16W_Au, S18E and S74) = Ag g/t+66.25*Au g/t+37.79*Pb%+20.76*Zn%
	-	LME (Vein LM4E2) = Ag g/t+66.70*Au g/t+35.84*Pb%+10.44*Zn%
	-	LMW (Veins LM22, LM26, LM50 and LM51) = Ag g/t+65.78*Au g/t+36.88*Pb%
	-	DCG (Veins C9, C76) = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%
•	Exclusive of mine production to December 31, 2021.
•	Rounding of some figures may lead to minor discrepancies in totals.

The previous Mineral Resource estimates for the Ying Mining District only reported gold values for the HPG mine. Recently, Silvercorp has identified and targeted gold rich veins at SGX, LME, LMW and DCG. Table 2 is a Mineral Resource subset for the silver lead zinc veins and exclusive of HPG. Table 3 is a Mineral Resource subset for the significant gold-bearing veins, and inclusive of HPG.

Table 2. Ying Mining District – Mineral Resources subset - silver, lead, zinc veins
Mine	Resource Category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)
SGX	Measured	3.40	-	297	5.69	2.80	-	32.41	193.40	94.95
SGX	Indicated	3.10	-	249	4.69	2.17	-	24.80	145.48	67.32
SGX	Measured + Indicated	6.50	-	274	5.22	2.50	-	57.21	338.89	162.28
SGX	Inferred	3.97	-	233	4.64	1.93	-	29.72	184.22	76.69
HZG	Measured	0.51	-	372	1.20	-	-	6.15	6.18	-
HZG	Indicated	0.51	-	358	0.91	-	-	5.91	4.68	-
HZG	Measured + Indicated	1.03	-	365	1.06	-	-	12.06	10.86	-
HZG	Inferred	0.55	-	326	0.83	-	-	5.75	4.55	-
TLP	Measured	2.45	-	221	3.43	-	-	17.41	83.93	-
TLP	Indicated	2.01	-	189	3.08	-	-	12.16	61.84	-
TLP	Measured + Indicated	4.46	-	206	3.27	-	-	29.58	145.77	-
TLP	Inferred	3.76	-	180	2.86	-	-	21.78	107.46	-
LME	Measured	0.43	-	360	1.75	0.35	-	4.98	7.52	1.48
LME	Indicated	0.93	-	327	1.73	0.43	-	9.77	16.09	3.98
LME	Measured + Indicated	1.36	-	337	1.74	0.40	-	14.75	23.61	5.47
LME	Inferred	1.10	-	275	1.79	0.41	-	9.73	19.70	4.54
LMW	Measured	0.90	-	335	2.72	-	-	9.70	24.55	-
LMW	Indicated	1.95	-	247	2.19	-	-	15.49	42.80	-
LMW	Measured + Indicated	2.85	-	275	2.36	-	-	25.20	67.34	-
LMW	Inferred	1.49	-	237	2.38	-	-	11.32	35.41	-
DCG	Measured	0.02	-	50	6.56	0.19	-	0.03	1.28	0.04
DCG	Indicated	0.07	-	76	5.14	0.15	-	0.18	3.82	0.11
DCG	Measured + Indicated	0.09	-	71	5.44	0.16	-	0.21	5.09	0.15
DCG	Inferred	0.21	-	87	3.74	0.18	-	0.59	7.91	0.38
ALL MINES	Measured	7.71	-	285	4.11	1.25	-	70.69	316.86	96.47
ALL MINES	Indicated	8.57	-	248	3.20	0.83	-	68.32	274.71	71.41
ALL MINES	Measured + Indicated	16.29	-	265	3.63	1.03	-	139.01	591.57	167.89
ALL MINES	Inferred	11.08	-	222	3.24	0.74	-	78.89	359.25	81.61

Notes:
•	Measured and Indicated Mineral Resources are inclusive of Mineral Resources from which Mineral Reserves are estimated.
•	Metal prices: silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Exchange rate: RMB 6.50 : US$1.00.
•	Mineral Resource reported 5 m below surface.
•	Veins factored to minimum extraction width of 0.4 m after estimation.
•	Cut-off grades: SGX 170 g/t AgEq; HZG 170 g/t AgEq; TLP 155 g/t AgEq; LME 180 g/t AgEq; LMW 160 g/t AgEq; DCG 155 g/t AgEq.
•	Silver equivalent formulas by mine:
-	SGX = Ag g/t+37.79*Pb%+20.76*Zn%
-	HZG = Ag g/t+36.31*Pb%
-	TLP = Ag g/t+36.65*Pb%
-	LME = Ag g/t+35.84*Pb%+10.44*Zn%
-	LMW = Ag g/t+36.88*Pb%
-	DCG = Ag g/t+36.84*Pb%+24.73*Zn%
•	Exclusive of mine production to December 31, 2021.
•	Rounding of some figures may lead to minor discrepancies in totals.

Table 3. Ying Mining District – Mineral Resources subset - significant gold-bearing veins
Mine	Resource Category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)
SGX	Measured	0.12	1.47	106	1.70	1.43	5.48	0.40	1.98	1.67
SGX	Indicated	0.03	0.57	61	2.13	2.32	0.57	0.06	0.66	0.71
SGX	Measured + Indicated	0.15	1.28	97	1.79	1.62	6.05	0.46	2.63	2.38
SGX	Inferred	0.01	1.94	73	0.70	0.89	0.70	0.03	0.08	0.10
HPG	Measured	0.77	1.37	94	3.87	1.40	33.91	2.31	29.73	10.72
HPG	Indicated	0.92	1.60	68	3.17	1.22	47.36	2.01	29.22	11.26
HPG	Measured + Indicated	1.69	1.50	80	3.49	1.30	81.27	4.32	58.95	21.98
HPG	Inferred	1.45	2.61	91	3.43	1.20	121.87	4.26	49.78	17.43
LME	Measured	0.02	2.97	255	1.26	0.39	1.45	0.12	0.19	0.06
LME	Indicated	0.09	2.38	195	1.03	0.34	7.17	0.59	0.97	0.32
LME	Measured + Indicated	0.11	2.47	204	1.06	0.35	8.62	0.71	1.16	0.38
LME	Inferred	0.39	2.47	65	0.48	0.38	30.86	0.81	1.87	1.49
LMW	Measured	0.04	5.48	69	0.29	-	6.45	0.08	0.11	-
LMW	Indicated	0.21	3.74	94	0.54	-	24.84	0.62	1.11	-
LMW	Measured + Indicated	0.24	4.00	90	0.50	-	31.28	0.70	1.22	-
LMW	Inferred	0.02	5.77	108	0.56	-	3.63	0.07	0.11	-
DCG	Measured	0.13	2.95	79	0.41	0.31	12.67	0.34	0.54	0.42
DCG	Indicated	0.13	5.29	115	0.57	0.23	21.50	0.47	0.72	0.28
DCG	Measured + Indicated	0.26	4.09	97	0.49	0.27	34.17	0.81	1.26	0.70
DCG	Inferred	0.11	4.31	120	0.63	0.27	14.77	0.41	0.67	0.29
ALL MINES	Measured	1.07	1.74	95	3.04	1.20	59.96	3.25	32.54	12.87
ALL MINES	Indicated	1.38	2.29	84	2.37	0.91	101.44	3.75	32.68	12.58
ALL MINES	Measured + Indicated	2.45	2.05	89	2.66	1.04	161.40	7.00	65.22	25.45
ALL MINES	Inferred	1.98	2.70	88	2.65	0.98	171.83	5.57	52.52	19.31

Notes:
•	Measured and Indicated Mineral Resources are inclusive of Mineral Resources from which Mineral Reserves are estimated.
•	Metal prices: gold US$1450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Exchange rate: RMB 6.50 : US$1.00.
•	Mineral Resource reported 5 m below surface.
•	Veins factored to minimum extraction width of 0.4 m after estimation.
•	Cut-off grades: SGX 170 g/t AgEq; HPG 180 g/t AgEq; LME 180 g/t AgEq; LMW 160 g/t AgEq; DCG 155 g/t AgEq.
•	AgEq formulas used for significant gold bearing veins:
	-	SGX (Veins S16W_Au, S18E and S74) = Ag g/t+66.25*Au g/t+37.79*Pb%+20.76*Zn%
	-	HPG = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%
	-	LME (Vein LM4E2) = Ag g/t+66.70*Au g/t+35.84*Pb%+10.44*Zn%
	-	LMW (Veins LM22, LM26, LM50 and LM51) = Ag g/t+65.78*Au g/t+36.88*Pb%
	-	DCG (Veins C9, C76) = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%
•	Exclusive of mine production to December 31, 2021.
•	Rounding of some figures may lead to minor discrepancies in totals.

A comparison of Mineral Resource estimates between December 31, 2019 and December 31, 2021 for payable metals indicates the following:

  Measured and Indicated tonnes have decreased by 7% overall. The Inferred tonnes have decreased by 30%.
  Measured and Indicated grades have increased for gold and silver by 79% and 4% respectively. Measured and Indicated grades have decreased for lead by 4% and zinc by 10%.
  Inferred grades increased for all metals: gold by 14%, silver by 9%, lead by 4% and zinc by 13%.
  The net result in the Measured and Indicated categories has been an increase in the contained gold of 64% and decreases in the contained silver, lead and zinc of 3%, 10% and 16% respectively.
  The net result in the Inferred category has been a decrease in the contained gold, silver, lead and zinc of 20%, 23%, 27% and 20% respectively.

Reasons for the differences in grade, tonnes, and contained metal include conversion to higher categories arising from drilling and level development, generally higher cut-off grades due to inflation, and depletion due to mining.

Mineral Reserves

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the Ying Mining District, namely cut and fill resuing and shrinkage stoping, using hand-held drills and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the mining methods at the Ying Mining District and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope.

Mining dilution and recovery factors vary somewhat from mine to mine and with mining method. Average dilution factors have been estimated as 15.5% for resuing and 19.5% for shrinkage, while assumed mining recovery factors are 95% for resuing stopes and 92% for shrinkage stopes.

For the total tonnage estimated as Ying Mineral Reserves and included in the life of mine plan, approximately 62% is associated with resuing-type methods and approximately 38% with shrinkage.

The estimated Mineral Reserves and metal content for the Ying Mining District as of December 31, 2021 are detailed in Table 4 below.

Table 4. Ying Mining District Mineral Reserve estimates and metal content at December 31, 2021

Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.62	0.05	267	5.12	2.46	4.0	22.53	134.1	64.5
	Probable	2.61	0.00	230	4.41	1.90	0.3	19.33	115.2	49.7
Total Proven & Probable		5.23	0.03	249	4.76	2.18	4.2	41.86	249.3	114.2
HZG	Proven	0.37		350	1.08			4.17	4.0
	Probable	0.36		347	0.77			4.06	2.8
Total Proven & Probable		0.73		348	0.93			8.23	6.8
HPG	Proven	0.35	1.41	89	3.38	1.39	15.8	1.00	11.7	4.8
	Probable	0.44	1.80	59	2.76	1.04	25.7	0.85	12.2	4.6
Total Proven & Probable		0.79	1.63	73	3.03	1.19	41.5	1.85	24.0	9.4
TLP	Proven	1.55		219	3.15			10.94	49.0
	Probable	1.02		204	2.91			6.70	29.7
Total Proven & Probable		2.58		213	3.05			17.64	78.7
LME	Proven	0.23	0.16	349	1.59	0.32	1.2	2.62	3.7	0.7
	Probable	0.68	0.30	316	1.62	0.40	6.6	6.91	11.0	2.7
Total Proven & Probable		0.91	0.27	325	1.61	0.38	7.9	9.53	14.7	3.4
LMW	Proven	0.57	0.33	321	2.27		6.0	5.86	12.9
	Probable	1.29	0.55	242	1.87		23.0	10.06	24.1
Total Proven & Probable		1.86	0.48	266	1.99		28.9	15.92	37.0
DCG	Proven	0.09	2.41	73	1.38	0.28	6.8	0.20	1.2	0.2
	Probable	0.13	3.84	104	1.87	0.15	15.4	0.42	2.3	0.2
Total Proven & Probable		0.21	3.25	91	1.67	0.20	22.2	0.62	3.5	0.4
Ying Mines	Proven	5.78	0.18	255	3.75	1.22	33.8	47.32	216.6	70.3
	Probable	6.54	0.34	230	3.02	0.87	70.9	48.32	197.5	57.2
Total Proven & Probable		12.32	0.26	241	3.36	1.03	104.7	95.65	414.1	127.5

Notes to Mineral Reserve Statement:
•	Cut-off grades (AgEq g/t): SGX – 235 Resuing, 195 Shrinkage; HZG – 245 Resuing, 195 Shrinkage; HPG – 260 Resuing, 200 Shrinkage; TLP – 225 Resuing, 190 Shrinkage; LME – 265 Resuing, 225 Shrinkage; LMW – 245 Resuing, 200 Shrinkage; DCG – 225 Resuing, 190 Shrinkage.
•	Stope Marginal cut-off grades (AgEq g/t): SGX – 210 Resuing, 170 Shrinkage; HZG – 210 Resuing, 160 Shrinkage; HPG – 235 Resuing, 175 Shrinkage; TLP – 205 Resuing, 170 Shrinkage; LME – 210 Resuing, 170 Shrinkage; LMW – 205 Resuing, 160 Shrinkage; DCG – 205 Resuing, 170 Shrinkage.
•	Development Ore cut-off grades (AgEq g/t): SGX – 130; HZG – 125; HPG – 150; TLP – 125; LME – 125; LMW – 125; DCG – 125.
•	Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.
•	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
•	Metal prices: gold US$1,450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.
•	Processing recovery factors: SGX – 91.5% Au, 95.9% Ag, 97.6% Pb, 60.0% Zn; HZG – 96.8% Ag, 94.7% Pb; HPG – 91.5% Au, 91.5% Ag, 90.8% Pb, 68.3% Zn; TLP – 92.9% Ag, 91.7% Pb; LME – 91.5% Au, 95.2% Ag, 92.0% Pb, 30.0% Zn; LMW – 91.5% Au, 96.5% Ag, 95.9% Pb; DCG – 91.5% Au, 91.5% Ag, 90.8% Pb, 68.3% Zn.
•	Payables: Au – 81%; Ag – 91.0%; Pb – 96.4%; Zn – 74.4%.
•	Exclusive of mine production to December 31, 2021.
•	Exchange rate assumed is RMB 6.50 : US$1.00.
•	Rounding of some figures may lead to minor discrepancies in totals.

The sensitivity of the Ying Mineral Reserves to variation in cut-off grade (COG) has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivities are seen at SGX and DCG with, for the entire Ying Mining District, an approximate 10% reduction in AgEq ounces for a 20% COG increase, demonstrating relatively low overall COG sensitivity.

Total Ying Mineral Reserve tonnes are approximately 66% of Mineral Resource (Measured plus Indicated) tonnes. Gold, silver, lead, and zinc Mineral Reserve grades are 99%, 100%, 96% and 100% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for gold, silver, lead, and zinc are 65%, 66%, 63%, and 66% respectively.

Some significant aspects of a comparison of Mineral Reserve estimates between December 31, 2019 (previous Technical Report) and December 31, 2021 (Ying 2022 Technical Report) are the following:

  3% increase in total (Proven + Probable) Ying Mineral Reserve tonnes.
  Increase in total Ying Mineral Reserve gold grade of 104% and decrease in silver, lead, and zinc grades of 6%, 12% and 26% respectively.
  Increase in total Ying Mineral Reserve metal content for gold of 110%, and decrease in silver, lead, and zinc metals of 3%, 9%, and 24% respectively.
  SGX continues to be the leading contributor to the total Ying Mineral Reserves, accounting for 42% of tonnes, 44% of silver, 60% of lead, and 90% of zinc, compared to respective values of 43%, 47%, 62%, and 79% in the previous Technical Report.
  Increases in Mineral Reserve tonnes at SGX, HZG, TLP, and LMW of 1%, 19%, 10% and 38% respectively, with DCG also reporting Mineral Reserves for the first time.
  Decreases in Mineral Reserve tonnes at HPG and LME of 36% and 27% respectively.

The projected production profile for the Ying mines using current Mineral Reserves is shown in Table 5.

Table 5. Ying Mining District LOM production profile

Ying Mines	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	LOM
Production (kt)	178	785	806	832	938	965	976	957	959	941	954	886	731	573	499	343	12,322
Au (g/t)	0.08	0.27	0.40	0.46	0.31	0.25	0.25	0.19	0.22	0.23	0.27	0.13	0.18	0.35	0.28	0.22	0.26
Ag (g/t)	270	276	268	262	268	267	263	245	239	230	227	217	208	199	186	186	241
Pb (%)	3.58	3.72	3.57	3.44	3.30	3.12	3.20	3.47	3.31	3.23	3.03	3.46	3.32	3.25	3.48	4.00	3.36
Zn (%)	0.72	0.97	0.89	0.90	1.05	0.92	1.04	0.94	1.05	0.96	0.88	1.02	1.07	1.53	1.5	1.50	1.03
AgEq (g/t)	424	454	447	441	434	420	421	406	399	385	375	375	365	375	368	379	406

Notes:
Rounding of some figures may lead to minor discrepancies in totals.
FY2022 Production shown is only for final three months of financial year (January through March, 2022).

The Ying Property continues to be a strongly viable operation based on current Mineral Reserves, with potential to extend its Mineral Resources via further exploration and development, particularly in areas with identified Inferred material.

Qualified Persons

H. Smith, P.Eng., G. Vartell, P.Geo. and S. Robinson, P.Geo., MAIG of AMC Mining Consultants (Canada) Ltd.; R. Webster, MAIG and R. Chesher, FAusIMM of AMC Consultants Pty Ltd.; A. Riles, MAIG of Riles Integrated Resource Management Pty Ltd., and Guoliang Ma, P.Geo. of Silvercorp Metals Inc. are Qualified Persons as defined by National Instrument 43-101. The Qualified Persons have reviewed and consented to this press release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; foreign exchange rates; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of revenues, operation costs, capital expenditures, mine plan, and estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/silvercorp-reports-mineral-reserves-and-resources-and-extends-life-of-mine-to-2037-at-the-ying-mining-district-301629445.html

SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2022/21/c2848.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 08:00e 21-SEP-22